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CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

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WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

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April 28, 2014

VIA EDGAR

Mr. Max A. Webb

Mr. J. Nolan McWilliams

Mr. Doug Jones

Mr. Stephen Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re:	Tuniu Corporation (CIK No. 0001597095)

Dear Mr. Webb, Mr. McWilliams, Mr. Jones and Mr. Kim,

On behalf of our client, Tuniu Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 1 to the registration statement on Form F-1 (the “Registration Statement Amendment No. 1”) via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement Amendment No. 1, marked to show changes to the Company’s registration statement on Form F-1 filed with the Commission on April 4, 2014. The Company has included the data to reflect recent developments in the Registration Statement Amendment No. 1.

The Company respectfully advises the staff of the Commission (the “Staff”) that it will commence the marketing activities in connection with the offering immediately and expects to request acceleration of the effectiveness of the Registration Statement on or about May 8, 2014. The Company would appreciate the Staff’s continuing support and assistance.

Securities and Exchange Commission

April 28, 2014

*            *                 *

If you have any questions regarding this letter or the Registration Statement Amendment No. 1, please do not hesitate to contact the undersigned by phone at +852-3740-4863 (work) or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao Z. Julie Gao

cc:	Dunde Yu, Chief Executive Officer, Tuniu Corporation

Conor Chia-hung Yang, Chief Financial Officer, Tuniu Corporation

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

Matthew Bersani, Partner, Shearman & Sterling LLP

Shuang Zhao, Partner, Shearman & Sterling LLP